--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of February 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Preliminary Results


27 February 2006

                       PEARSON 2005 PRELIMINARY RESULTS:
ALL-ROUND GROWTH, RECORD YEAR IN EDUCATION AND RECORD CASH GENERATION


   - Strong performance. Sales up 9%; adjusted operating profit up 22% to GBP509m; adjusted EPS up 24% to 34.1p.

   - Record cash generation. 113% of operating profit converted to cash; total free cash flow up 52% to GBP431m.

   - Above-market growth. Pearson growing faster than its markets in School, Higher Education, Professional, FT Publishing and IDC.

   - Record results at Pearson Education, our largest business. Sales up 12% to GBP2.66bn and profits up 22% to GBP348m.

   - All-round profit growth. FT Group up 37% to GBP101m and Penguin up 4% to GBP60m.

   - Higher returns. Return on invested capital up to 6.7% (7.2% at constant currency) from 6.2%.

Marjorie Scardino, chief executive, said: "These excellent results illustrate the quality and potential of the business we have built. Our leadership in growth markets, our innovation and our efficiencies give us real momentum and we expect our strong performance to continue in 2006 and beyond."



GBP millions                             2005     2004   Headline   Underlying
                                                         growth     growth

Business performance
Sales - continuing                      4,096    3,696         11%           9%
Adjusted operating profit - continuing    509      400         27%          22%
Adjusted profit before tax                422      350         21%          23%
Adjusted earnings per share              34.1p    27.5p        24%          24%

Operating cash flow                       570      418         36%          --
Free cash flow                            431      284         52%          --
Return on invested capital                6.7%     6.2%        --           --
Net debt                                  996    1,221         18%          --

Statutory results
Operating profit                          536      404         33%          --
Profit before tax                         466      325         43%          --
Basic earnings per share                 78.2p    32.9p       138%          --
Basic earnings per share - continuing    40.4p    30.8p        31%          --
Cash flow from operations                 875      705         24%          --

Dividend per share                       27.0p    25.4p         6%          --


Throughout this statement, we refer to business performance measures for total operations and growth rates on an underlying basis (ie excluding currency movements and portfolio changes) unless otherwise stated. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7,12 and 14. Profit measures within business performance are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).


2005 OVERVIEW

Pearson predicted that 2005 would be a year of strong growth and financial progress, driven by education, our largest business. We are reporting today that Pearson Education had its best year ever; that the FT Group achieved a further significant profit improvement; and that we see good prospects for continued growth in 2006 and beyond.

Pearson's sales increased 9% in 2005, the fastest rate of growth for five years. Adjusted operating profit increased by 22%, well ahead of sales, with profits improving in all businesses. Operating margin improved by 1.6% points to 12.4%. Adjusted earnings per share were 34.1p, up 24%.

In 2005, Pearson generated more cash than ever before, increasing operating cash flow by GBP152m or 36% to GBP570m and free cash flow by GBP147m or 52% to GBP431m. Cash conversion was particularly strong at 113% of operating profit. Average working capital: sales at Pearson Education and Penguin improved by a further 2% points to 27.4%, even as we continued significant investment in new products and services that will support our future growth.

Our return on invested capital improved to 6.7%, or 7.2% at constant currency, from 6.2% in 2004.

Our statutory results show an increase in operating profit to GBP536m (GBP404m in 2004) and in statutory basic earnings per share to 78.2p (32.9p in 2004), benefiting from a GBP302m profit from Recoletos. We ended the year with net debt of GBP996m, a GBP225m reduction on 2004. The sharp December increase in the value of the US dollar to GBP1:$1.72 significantly increased our year-end net debt (which is approximately 70% dollar-denominated). The GBP426m proceeds from the sale of our interests in Recoletos and MarketWatch were partially used in a series of bolt-on acquisitions in education and financial information, including AGS, Co-nect and IS.Teledata.

The board is proposing a dividend increase of 6% to 27.0p. Subject to shareholder approval, 2005 will be Pearson's 14th straight year of increasing our dividend above the rate of inflation, and in the past eight years we have returned approximately GBP1.5bn or one-quarter of our current market value to shareholders through the dividend.


BUSINESS PERFORMANCE
GBP millions                   2005       2004         Headline       Underlying
                                                         growth         growth

Sales
School                        1,295      1,087             19%              16%
Higher Education                779        729              7%               5%
Professional                    589        507             16%              15%
Pearson Education             2,663      2,323             15%              12%
FT Publishing                   332        318              4%               4%
IDC                             297        269             10%               7%
FT Group                        629        587              7%               5%
Penguin                         804        786              2%               1%

Total continuing              4,096      3,696             11%               9%

Adjusted operating profit
School                          147        108             36%              29%
Higher Education                156        129             21%              19%
Professional                     45         40             13%              13%
Pearson Education               348        277             26%              22%
FT Publishing                    21          4             --               --
IDC                              80         67             19%              13%
FT Group                        101         71             42%              37%
Penguin                          60         52             15%               4%

Total continuing                509        400             27%              22%
Discontinued (Recoletos)         (3)        26                              --

Total                           506        426             19%              22%


2006 OUTLOOK

We expect 2006 to be another good year for Pearson as we continue to increase margins and grow ahead of our markets. We expect to achieve strong underlying earnings growth, good cash generation and a further significant improvement in return on invested capital. At this early stage in the year our outlook is:

   - Pearson Education (65% of 2005 sales; 68% of continuing operating profit) expected to achieve sales growth in the 3-5% range, with similar rates of growth in each of its three worldwide businesses (School, Higher Education and Professional). We expect margins to improve in School and Professional and to be stable in Higher Education.

   - Penguin (20% of sales; 12% of continuing operating profit) expected to grow at a similar rate to 2005, with margins improving steadily as we benefit from efficiency gains.

   - Financial Times Group (15% of sales; 20% of continuing operating profit) expected to achieve a further significant profit improvement. The Financial Times continues to show good momentum, with circulation up 4% and advertising revenues up 12% in the year to date. IDC expects another good year, benefiting from similar business conditions to 2005, strong organic growth and the contribution of recent acquisitions.

Cash. We expect another good cash performance in 2006, well ahead of our 80% threshold, even after an exceptionally strong 113% cash conversion rate in 2005.

Interest and tax. We expect our full year interest charge to be broadly in line with 2005, as the benefit of lower average net debt is offset by the impact of higher interest rates. We expect our effective tax rate to be in the 32-34% range.

Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year (which in 2005 was GBP1:$1.81) would have an impact of approximately 1p on adjusted earnings per share.



For more information: Luke Swanson / Deborah Lincoln + 44 (0) 20 7010 2310
                      Jeff Taylor                    + 1 212 641 2409

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via www.pearson.com.

We are holding a conference call for US investors at 15.00 (GMT) / 10.00 (EST). To participate please dial in on +1 718 354 1175 (inside the US) or +44 20 8974 7900 (outside the US), participant code 280392. The call will be available for replay at www.pearson.com.

Video interviews with Marjorie Scardino and Rona Fairhead are available at www.pearson.com; high resolution photographs are available for the media at www.newscast.co.uk.



School
GBP millions                   2005       2004          Headline        Underlying
                                                        growth            growth

Sales                       1,295      1,087              19%               16%
Adjusted operating profit     147        108              36%               29%



RECORD  RESULTS  IN 2005:  SALES UP 16% TO ALMOST  GBP1.3BN;  PROFITS  UP 29% TO
GBP147M

Rapid growth in US School publishing, testing and technology

   - Pearson's US School publishing business grew 12%, ahead of industry growth of 10.5% (source: Association of American Publishers).

   - New adoption market share of 33% where Pearson competed (and 24% of the total new adoption market); leading positions in maths, science, literature and foreign languages.

   - School testing sales up more than 20%, benefiting from significant market share gains and first year of mandatory state testing under No Child Left Behind.

   - Strong performance in school software, with good sales and profit growth in curriculum and school administration services.

Good progress in international school markets

   - High single digit growth in international school publishing. Worldwide English Language Teaching business benefiting from strong demand for English language learning and investments in new products, including English Adventure (with Disney) for the primary school market, Sky for secondary schools, Total English for adult learners, and Intelligent Business (with The Economist) for the business market.

   - Strong growth in international school testing. Four million UK GCSE, AS and A-Level scripts marked onscreen; first year of running UK National Curriculum tests completed successfully; new contract for national school testing pilot in Australia.

Significant efficiency gains and margin improvement

   - School margins up by 1.5% points to 11.4% with efficiency gains in central costs, production, distribution and software development.

Continued investment for future growth

   - US School new adoption market expected to grow strongly 2007-09 (estimated at $620m in 2006; $800m in '07; $900m in '08; $1bn in '09).

   - Steady investment in School publishing: Pearson publishing major new basal curriculum programmes for reading, science and social studies, the three largest adoption disciplines in 2006.

   - Healthy outlook in school testing underpinned by 2005 contract wins with a lifetime value of $700m (including Texas, Virginia, Michigan and Minnesota).

   - AGS Publishing, acquired in July 2005, performing ahead of expectations as special needs market grows rapidly and integration is on track.

   - Acquisition of Co-nect in December 2005 and creation of Pearson Achievement Solutions targets growing market for teacher professional development and integrated school solutions.



HIGHER EDUCATION

GBP millions                2005       2004           Headline        Underlying
                                                        growth            growth

Sales                        779        729               7%                 5%
Adjusted operating profit    156        129              21%                19%



RECORD RESULTS IN 2005: SALES INCREASED BY 5% to GBP779M; PROFITS UP 19% TO GBP156M

Above-market growth and significant margin improvement

   - US Higher Education business up 6%, ahead of industry growth of 5% (source: Association of American Publishers).

   - Pearson's US Higher Education business has grown faster than the industry for seven straight years.

   - Higher Education margins up by 2.3% points to 20%. Good margin improvement in US and International publishing, boosted by shared services across US and international units and saving in central costs, technology, production and manufacturing.

Strong publishing performance

   - Continued growth from market-leading authors in key academic disciplines including biology (Campbell & Reece), chemistry (Brown & LeMay), sociology (Macionis), marketing (Kotler & Keller), maths (Tobey & Slater), developmental maths (Martin-Gay) and English composition (Faigley's Penguin Handbook).

   - Rapid expansion in career and workforce education sector, with major publishing initiatives gaining share in allied health, criminal justice, paralegal, homeland security and hospitality.

Rapid growth in online learning and custom publishing

   - Approximately 3.6m US college students studying through one of our online programmes, an increase of 20% on 2004.

   - MyMathLab, Pearson's innovative online homework and assessment programme, increases unit sales by almost 50% to 1.1m, with student registrations 47% higher. Usage increases by 60%, with students completing and submitting 11m assignments online. Research by colleges using MyMathLab demonstrates significant improvements in student achievement.

   - Continued strong double digit growth in custom publishing - which builds customised textbooks and online services around the courses of individual faculties or professors.

Good progress in international markets

   - 4% sales growth in Higher Education publishing outside the US. International businesses benefit from local adaptation of global authors, including Campbell and Kotler, and introduction of custom publishing and online learning capabilities into new markets in Asia and the Middle East.

Continued investment for future growth

   - 2006 expected to be a record year for 1st editions, with major new titles in statistics, algebra, psychology, economics, health and writing.

   - Launch of online homework and assessment programmes in new curriculum areas including economics, psychology and developmental writing.

   - Creation of Custom Media Solutions Group, extending highly successful customized print publishing model to online curriculum and course management programmes.



PROFESSIONAL
GBP millions                2005       2004           Headline        Underlying
                                                        growth           growth

Sales                        589        507              16%                15%
Adjusted operating profit     45         40              13%                13%



SALES INCREASED BY 15% to GBP589M AND PROFITS UP 13% TO GBP45M

Professional Testing: rapid organic growth; Promissor acquisition opens new markets

   - Professional Testing sales up more than 40%, benefiting from successful start-up of major new contracts including the Driving Standards Agency, National Association of Securities Dealers and the Graduate Management Admissions Council.

   - Acquisition of Promissor in January 2006 brings together two leading international professional testing companies and takes Pearson into new US state and federal regulatory markets.

Government Solutions: sales up 38% and $1bn of new long-term contracts

   - Sales up a further 38%, helped by new contracts with the US Department of Education, the Centers for Medicare and Medicaid Services and the London Borough of Southwark. Margins a little lower, resulting from new contract start-up costs.

   - More than $1bn of new, long-term contract wins for customers including the US Department of Education, Department of Commerce and the University of California.

Professional publishing: margins maintained despite further declines in technology markets

   - Worldwide sales of technology-related books 7% lower with continued weakness in professional markets partly offset by consumer technology publishing.

   - Pearson maintains leading market share and single-digit margins through further cost actions; sees stronger schedule of new software releases in professional and consumer technology markets in 2006.

   - Good growth in business publishing imprints including Wharton School Publishing and Financial Times Prentice Hall. Strong 2006 business list includes new books from NY Times bestselling authors Bernard Lewis, Jeffrey Gitomer, Ken Blanchard, and Oren Harari.




FT PUBLISHING
GBP millions                2005       2004           Headline        Underlying
                                                        growth            growth

Sales                        332        318               4%                 4%
Adjusted operating profit     21          4               --                 --



PROFITS UP BY GBP17M ON GBP14M SALES IMPROVEMENT

Advertising growth continues and Financial Times returns to profit

   - FT Newspaper sales up 6% to GBP221m; GBP14m profit improvement to GBP2m.

   - FT advertising revenues up 9% (and up 18% in the fourth quarter), improving through the year. Sustained growth in luxury goods and worldwide display advertising. FT.com advertising revenues up 27% as FT's biggest advertisers shift to integrated print and online campaigns.

   - More than 90% of advertising revenue improvement converted to profit in 2005.

   - FT's average worldwide circulation 2% lower for the year at 426,453 but 1% higher in the second half at 430,635. FT.com's paying subscribers up 12% to 84,000 and average monthly audience up 7% to 3.2m.

Sustained progress at network of business newspapers

   - Sales broadly level and profits GBP3m higher at the FT Group's other business newspapers and magazines.

   - Les Echos advertising revenues and circulation level with 2004 (average circulation of 119,000) despite tough trading conditions.

   - FT Business improves margins and profits with good growth in international finance titles.

   - FT Deutschland reduces losses further despite a weak advertising market in Germany, and increases average circulation by 6% to 102,000.

   - The Economist, in which Pearson owns a 50% stake, increases its circulation by 10% to 1,038,519 (for the January-June ABC period).




INTERACTIVE DATA CORPORATION (NYSE:IDC)
GBP millions                2005       2004           Headline        Underlying
                                                        growth            growth

Sales                        297        269              10%                 7%
Adjusted operating profit     80         67              19%                13%



RECORD RESULTS IN 2005: SALES UP 7% TO GBP297M; PROFITS UP 13% TO GBP80M; MARGINS UP 2% POINTS TO 26.9%

Strong organic growth and operating improvements

   - FT Interactive Data, IDC's largest business (approximately two-thirds of IDC revenues), generates strong growth in North America and returns to growth in Europe.

   - Modest growth at Comstock, IDC's real-time datafeed business for global financial institutions, and at CMS BondEdge, its fixed income analytics business.

   - Renewal rates for IDC's institutional businesses remain at around 95%.

   - eSignal, IDC's active trader services business, increases headline sales by 27% with continued growth of subscriber base and full-year contribution from FutureSource, acquired in September 2004.

   - Continued progress in transition to two new consolidated data centres, enabling IDC's four major businesses increasingly to feed off one centralized data and technology infrastructure.

Continued expansion into adjacent markets

   - Acquisition of IS.Teledata for $51m (net of cash acquired) in December 2005 adds web-based financial data applications and further expands IDC's presence in continental Europe.

   - Agreement to acquire Quote.com and related assets for $30m in February 2006 which will broaden IDC's range of online services for active traders and financial professionals, and create a new revenue stream in online financial advertising.



PENGUIN
GBP millions                2005       2004           Headline        Underlying
                                                        growth            growth

Sales                        804        786               2%                 1%
Adjusted operating profit     60         52              15%                 4%


Sales up 1% and operating profit up 4%

Strong operational progress

   - Sales up 1%; operating profit up 4%; margins up 0.9%; strong cash generation.

   - Successful format innovation to help address weakness of mass market category in the US, down a further 4% for the industry in 2005. First seven Penguin Premium paperbacks published, priced at $9.99, and all become bestsellers, with authors including Nora Roberts, Clive Cussler and Catherine Coulter.

   - Pearson Education moves successfully into new shared UK warehouse in second half of 2005.

Outstanding publishing performance

   - Penguin authors win a Pulitzer Prize (for Steve Coll's Ghost Wars), a National Book Award (William T. Vollman's Europe Central), the Whitbread Book of the Year (Hilary Spurling's Matisse the Master), the Whitbread Novel of the Year (Ali Smith's The Accidental) and the FT/ Goldman Sachs Business Book of the Year (Thomas Friedman's The World is Flat).

   - 129 New York Times bestsellers and 54 top ten bestsellers in the UK.
     Major bestselling authors include Patricia Cornwell, John Berendt, Sue Grafton, Jared Diamond, Jamie Oliver, Gillian McKeith, Jeremy Clarkson and Gloria Hunniford.

Successful focus on new talent

   - Strong contribution from new imprints and first-time authors. New imprint strategy continues to gather pace and Penguin publishes 160 new authors in the US and approximately 250 worldwide - its largest ever investment in new talent.

   - Sue Monk Kidd's first novel, The Secret Life of Bees, has been a NY
     Times bestseller for almost two years; her second, The Mermaid Chair, reaches #1 in 2005. The Kite Runner, Khaled Hosseini's first book, stays on the NY Times bestseller list for all of 2005, selling an additional two million copies (three million in total). In the UK, strong performance from new fiction authors including Jilliane Hoffman, PJ Tracy, Karen Joy Fowler and Marina Lewycka.

Continued investment in new markets and international talent

   - Launch of regional language publishing programme in India with first ten titles in Hindi and Marathi; approximately 70 new titles to be published in 2006. Acquisition of worldwide English language rights to Wolf Totem, one of China's top five bestselling books for more than a year.

Strong 2006 publishing schedule

   - Strong list of new titles for 2006 from bestselling authors including Nathaniel Philbrick, Patricia Cornwell, Senator Edward M. Kennedy, Jamie Oliver, Sue Townsend and Jeremy Paxman.



FINANCIAL REVIEW

Our adjusted earnings exclude other gains and losses on the sale or closure of businesses. We also exclude amortisation of acquired intangible assets (defined under IFRS 3); short-term fluctuations in the market value of financial instruments (as determined under IAS 39) and other currency movements charged to statutory profits (in accordance with IAS 21).

Statutory numbers in 2005 are significantly improved by profits on disposals (notably Recoletos and Marketwatch); statutory profit for the year was GBP644m, up GBP360m on 2004, with continuing operations up from GBP262m to GBP342m.

This year we saw relatively small effects of exchange on our P&L account. The average US dollar rate against sterling strengthened slightly to GBP1:$1.81 (GBP1: $1.83 in 2004) which marginally increased our reported operating profit. However, the stronger year end dollar (GBP1:$1.72 vs GBP1:$1:92 in 2004) had a significant impact on our balance sheet.


Financial Statements

These are our first set of consolidated financial statements under International Financial Reporting Standards (IFRS). We have chosen a transition date to IFRS of 1st January 2003, which means we have comparable data under IFRS for both 2004 and 2003, displayed in our financial statements. Where material, the impact of IFRS on our accounts is discussed below.


Interest

Net interest payable in 2005 was GBP77m, up from GBP74m (restated for IFRS) in 2004. The group's average net interest rate payable rose by 0.9% to 5.9%. Although we were partly protected by our fixed rate policy the strong rise in US dollar floating interest rates had an adverse effect. Year on year, average 3 month LIBOR (weighted for the Group's borrowings in US dollars, Euros and Sterling) rose by 1.9% to 3.4%. This was largely offset by the GBP260m fall in average net debt, reflecting in particular the proceeds from the disposal of Recoletos and good cash generation. In addition, in 2005 we did not benefit from a one-off credit of GBP9m for interest on a repayment of tax that occurred in 2004. Year end net debt fell from GBP1,221m to GBP996m.


Taxation

The tax rate on adjusted earnings was barely changed from 2004 to 2005, reducing from 30.9% to 30.3%. The tax rate on adjusted earnings is very close to the UK statutory rate of 30%: The higher tax rate on US and overseas profits was offset by the use of UK losses and by credits relating to previous years, reflecting continued progress in settlement of the group's affairs with the authorities.

The total tax charge for the year was GBP124 million, representing a 27% rate on pre-tax profits of GBP466 million (on a statutory basis excluding discontinued operations). This compares with a 2004 rate (restated to reflect IFRS) of 19% (or GBP63 million on a pre-tax profit of GBP325 million). In 2004 the tax charge reflected credits of GBP48 million relating to previous years, a substantial element of which was non-recurring; adjustments relating to previous years in 2005 resulted in a credit of GBP18 million. The 2005 rate benefited from the fact that the profit of GBP40 million on the sale of Marketwatch.com is free of tax.


Minority Interests

Following the disposal of our 79% holding in Recoletos in April 2005 and the purchase of the outstanding 25% stake in Edexcel our minority interests now comprise mainly the 39% minority share in IDC. In January 2006 we increased our stake in IDC by the purchase of 1.1m shares, so the future minority interest will be 38%.


Dividends

Under IFRS, dividends are accrued only once approved. Therefore, the dividend accounted for in our 2005 financial statements totalling GBP205m, represents the final dividend (15.7p) in respect of 2004 and the interim 2005 dividend of 10p.

We are paying a final dividend for 2005 of 17p, bringing the total paid and payable in respect of 2005 to 27p, a 6.5% increase on 2004. Our final 2005 proposed dividend was approved by the board in February 2006 and will be charged against 2006 profits. The dividend (including minorities) paid in 2005 is covered 1.9 times by total free cash flow.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the re-investment opportunities which we identify around the Company. This balance has been expressed in recent years as a desire to increase our annual dividend by more than inflation, while also re-investing a higher proportion of our distributable earnings in our businesses


Other financial items

Pensions

Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our companies operate defined contribution schemes. Pension funding levels are kept under regular review by the Company and the Fund trustees.

The UK scheme was valued as at 1 January 2004 and the next valuation will be as at 1 January 2006. As a result of the 2004 valuation, the group agreed to increase contributions to GBP30m in respect of 2004: to GBP35m in 2005: and to GBP41m annually from 2006 to 2014.

Our total liability for retirement benefits was GBP389m at December 2005 (2004:
GBP408m).


Accounting policies and disclosures

As noted above, Pearson has adopted IFRS for its 2005 consolidated financial statements, in compliance with the European Union regulation. This has resulted in changes to the format of presentation but has had no impact on the cash resources available to the group. A full list of IFRS Accounting policies can be found in Note 1 to our financial statements.

In summary, the main changes to our reported 2005 statutory accounts from IFRS adoption are as follows:


Goodwill and other Intangibles

Under IFRS 3 goodwill is no longer amortised, but instead is assessed annually for impairment. Goodwill which arose on acquisitions prior to 1.1.03 and which was capitalised under UK GAAP has not been restated; other intangible assets arising from acquisitions since 1.1.03 have been separately identified, fair valued and capitalised. They are being amortised over their estimated useful economic lives. The charge to P&L for such amortisation was GBP11m in 2005 (2004 GBP5m).


Share-based payments

Under IFRS 2, a proportion of the total fair value of restricted shares, SAYE schemes and share options granted to employees has been charged to operating profit. The proportion charged is determined with respect to the relevant vesting period. The amount charged is 2005 was GBP23m (2004 GBP25m).


Employee benefits

Under IAS 19, assets and liabilities relating to pension and other deferred benefits are valued and accounted for at the balance sheet date.

The profit and loss expense is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. We recognise actuarial gains and losses arising when assumptions diverge from reality through the statement of recognised income and expense (SORIE).

Our charge to profit in respect of all retirement benefit obligations under IAS 19 amounted to GBP68m in 2005 (2004 GBP62m) of which the current service charge (GBP61m) was above operating profit and the net finance charge (GBP7m) was against interest.

Pearson has adopted IAS 39, related to accounting for financial investments as at 1.1.05 and the results of this are detailed below under our Treasury policy.

There are a number of other relatively minor statutory presentation and disclosure changes under IFRS which are treated consistently across our 2005 actual IFRS reported numbers and our 2004 and 2003 restated comparatives.


ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.


Condensed consolidated income statement
for the year ended 31 December 2005

-----------------------------------                  ------ --------    --------

                                                              2005        2004
all figures in GBP millions                           note
-----------------------------------                   ------ --------   --------

Continuing operations

Sales                                                   2    4,096       3,696
Cost of goods sold                                          (2,022)     (1,789)
-----------------------------------                  ------ --------    --------
Gross profit                                                 2,074       1,907

Operating expenses                                          (1,592)     (1,520)
Other net gains and losses                              3       40           9
Share of results of joint ventures and associates               14           8
-----------------------------------                  ------ --------    --------
Operating profit                                        2      536         404

Finance costs                                           4     (132)        (96)
Finance income                                          4       62          17
-----------------------------------                  ------ --------    --------
Profit before tax                                       5      466         325
Income tax                                              6     (124)        (63)
-----------------------------------                  ------ --------    --------
Profit for the year from continuing operations                 342         262

Discontinued operations

Profit for the year from discontinued operations        8      302          22
-----------------------------------                  ------ --------    --------
Profit for the year                                            644         284

Attributable to:
Equity holders of the Company                                  624         262
Minority interest                                               20          22
-----------------------------------                  ------ --------    --------

Earnings per share from continuing and discontinued
operations
Basic                                                   7     78.2p       32.9p
Diluted                                                 7     78.1p       32.9p

Earnings per share from continuing operations
Basic                                                   7     40.4p       30.8p
Diluted                                                 7     40.3p       30.8p



The results are presented under IFRS and comparatives have been restated accordingly (see note 1).


Condensed consolidated statement of recognised income and expense for the year ended 31 December 2005
-----------------------------------                     ------ -------- --------

                                                                 2005     2004
All figures in GBP millions                             note
-----------------------------------                     ------ -------- --------

Net exchange differences on translation of foreign                327     (203)
operations
Actuarial gains / (losses) on defined benefit pension
and post retirement medical schemes                                26      (61)
Taxation on items taken directly to equity                         12        9
-----------------------------------                     ------ -------- --------
Net income / (expense) recognised directly in equity              365     (255)
Profit for the financial year                                     644      284
-----------------------------------                     ------ -------- --------
Total recognised income and expense for the financial
year                                                            1,009       29

Attributable to:
Equity holders of the Company                             13      989        7
Minority interest                                                  20       22
-----------------------------------                     ------ -------- --------

Effect of transition adjustment on adoption of IAS 39
Attributable to:
Equity holders of the Company                             15      (12)




Condensed consolidated balance sheet
as at 31 December 2005


-----------------------------------                     ------ -------- --------

                                                                 2005     2004
all figures in GBP millions                             note
-----------------------------------                     ------ -------- --------

Non-current assets
Property, plant and equipment                                     384      355
Intangible assets                                         11    3,854    3,278
Investments in joint ventures and associates                       36       47
Deferred income tax assets                                        385      359
Financial assets - Derivative financial instruments                79        -
Other financial assets                                             18       15
Other receivables                                                 108      102
-----------------------------------                     ------ -------- --------
                                                                4,864    4,156
Current assets
Intangible assets - pre-publication                               426      356
Inventories                                                       373      314
Trade and other receivables                                     1,031      933
Financial assets - Derivative financial instruments                 4        -
Cash and cash equivalents (excluding overdrafts)                  902      461
-----------------------------------                     ------ -------- --------
                                                                2,736    2,064
Non-current assets classified as held for sale                      -      358
-----------------------------------                     ------ -------- --------
Total assets                                                    7,600    6,578

Non-current liabilities
Financial liabilities - Borrowings                             (1,703)  (1,714)
Financial liabilities - Derivative financial
instruments                                                       (22)       -
Deferred income tax liabilities                                  (204)    (139)
Retirement benefit obligations                                   (389)    (408)
Provisions for other liabilities and charges                      (31)     (43)
Other liabilities                                                (151)     (99)
-----------------------------------                     ------ -------- --------
                                                               (2,500)  (2,403)
Current liabilities
Trade and other liabilities                                      (974)    (868)
Financial liabilities - Borrowings                               (256)    (109)
Current income tax liabilities                                   (104)     (89)
Provisions for other liabilities and charges                      (33)     (14)
-----------------------------------                     ------ -------- --------
                                                               (1,367)  (1,080)
Liabilities directly associated with non-current assets
classified as held for sale                                         -      (81)
-----------------------------------                     ------ -------- --------
Total liabilities                                              (3,867)  (3,564)
-----------------------------------                     ------ -------- --------
Net assets                                                      3,733    3,014

Share capital                                                     201      201
Share premium                                                   2,477    2,473
Reserves                                                          886      126
-----------------------------------                     ------ -------- --------
Total equity attributable to equity holders of the
Company                                                         3,564    2,800
Minority interest                                                 169      214
-----------------------------------                     ------ -------- --------
Total equity                                              13    3,733    3,014

Condensed consolidated cash flow statement for the year ended 31 December 2005


-----------------------------------                     ------ -------- --------

                                                                 2005     2004
All figures in GBP millions                             note
-----------------------------------                     ------ -------- --------

Cash flows from operating activities
Cash generated from operations                            14      875      705
Interest paid                                                    (101)     (98)
Tax paid                                                          (65)     (45)
-----------------------------------                     ------ -------- --------
Net cash generated from operating activities                      709      562

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired                  (246)     (41)
Acquisition of joint ventures and associates                       (7)     (10)
Purchase of property, plant and equipment (PPE)                   (76)    (101)
Proceeds from sale of PPE                                           3        4
Purchase of intangible assets                                     (24)     (24)
Investment in pre-publication                                    (222)    (181)
Purchase of other financial assets                                 (2)      (1)
Disposal of subsidiary, net of cash disposed                      376        7
Disposal of joint ventures and associates                          54       24
Disposal of investments                                             -       17
Interest received                                                  29       13
Dividends received from joint ventures and associates              14       12
-----------------------------------                     ------ -------- --------
Net cash used in investing activities                            (101)    (281)

Cash flows from financing activities
Proceeds from issue of ordinary shares                              4        4
Purchase of treasury shares                                       (21)     (10)
Proceeds from borrowings                                            -      414
Short-term investments acquired                                     -       (5)
Other borrowings                                                    -       59
Repayment of borrowings                                           (79)    (524)
Finance lease principal payments                                   (3)      (2)
Dividends paid to Company's shareholders                         (205)    (195)
Dividends paid to minority interests                              (17)      (2)
-----------------------------------                     ------ -------- --------
Net cash used in financing activities                            (321)    (261)

Effects of exchange rate changes on cash and cash
equivalents                                                        13       (4)
-----------------------------------                     ------ -------- --------
Net increase in cash and cash equivalents                         300       16
Cash and cash equivalents at the beginning of the year            544      528
-----------------------------------                     ------ -------- --------
Cash and cash equivalents at the end of the year                  844      544


For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet.

Notes to the condensed consolidated financial statements for the year ended 31 December 2005



1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with EU-adopted International Financial Reporting Standards (IFRS) and IFRIC interpretations. The condensed consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss from 1 January 2005.

The condensed consolidated financial statements have been prepared using the accounting policies published by the Company on 30 June 2005 which are available on the Company's website at www.pearson.com. IAS 39 'Financial Instruments:
Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the year ended 31 December 2004 because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been published by the Company on 30 June 2005 which are available on the Company's website as noted above.

Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005


2. Segment information

The Group is organised into five primary business segments: School, Higher Education, Penguin, Financial Times Publishing and Interactive Data Corporation
(IDC). Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.

---------------------------------------                      --------   --------

                                                               2005       2004
all figures in GBP millions
---------------------------------------                      --------   --------

Sales
School                                                        1,295      1,087
Higher Education                                                779        729
Professional                                                    589        507
---------------------------------------                      --------   --------
Pearson Education                                             2,663      2,323
FT Publishing                                                   332        318
IDC                                                             297        269
---------------------------------------                      --------   --------
FT Group                                                        629        587
Penguin                                                         804        786
---------------------------------------                      --------   --------
Total sales                                                   4,096      3,696

Adjusted operating profit
School                                                          147        108
Higher Education                                                156        129
Professional                                                     45         40
---------------------------------------                      --------   --------
Pearson Education                                               348        277
FT Publishing                                                    21          4
IDC                                                              80         67
---------------------------------------                      --------   --------
FT Group                                                        101         71
Penguin                                                          60         52
---------------------------------------                      --------   --------
Adjusted operating profit - continuing operations               509        400
Adjusted operating profit - discontinued operations              (3)        26
---------------------------------------                      --------   --------
Total adjusted operating profit                                 506        426

Adjusted operating profit - continuing operations               509        400
Amortisation of acquired intangibles                            (11)        (5)
Other gains and losses                                           40          9
Other net finance costs of associates                            (2)         -
---------------------------------------                      --------   --------
Operating profit                                                536        404

In our adjusted operating profit, we have excluded amortisation of acquired intangibles, other gains and losses and other net finance costs of associates. The amortisation of acquired intangibles is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year. Other net finance costs of associates are the equivalent of the Company's own net finance costs that are excluded in adjusted earnings (see note 4). Discontinued operations relate to the disposal of the Group's interest in Recoletos (see note 8).

Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005

3. Other net gains and losses
---------------------------------------                      -------    --------

                                                                2005       2004
all figures in GBP millions
---------------------------------------                      --------   --------

Profit on sale of interest in MarketWatch                         40          -
Other items                                                        -          9
---------------------------------------                      --------   --------
Total other net gains and losses                                  40          9

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations.


4. Net finance costs
-----------------------------------                     ------ -------- --------

                                                                 2005     2004
all figures in GBP millions
-----------------------------------                     ------ -------- --------

Net interest payable                                              (77)     (74)
Finance cost re employee benefits                                  (7)      (5)
Net foreign exchange gains                                         12        -
Other gains on financial instruments in a hedging
relationship:
- fair value hedges                                                 -        -
- net investment hedges                                             3        -
Other gains / (losses) on financial instruments not in a
hedging relationship:
- amortisation of transitional adjustment on bonds                  7        -
- derivatives                                                      (8)       -
-----------------------------------                     ------ -------- --------
Net finance costs                                                 (70)     (79)

Finance costs                                                    (132)     (96)
Finance income                                                     62       17
-----------------------------------                     ------ -------- --------
Net finance costs                                                 (70)     (79)

Analysed as:
Net interest payable                                              (77)     (74)
Finance cost re employee benefits                                  (7)      (5)
-----------------------------------                     ------ -------- --------
Net finance cost reflected in adjusted earnings                   (84)     (79)
Other net finance income                                           14        -
-----------------------------------                     ------ -------- --------
Net finance costs                                                 (70)     (79)


Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realised in due course as it is normally the intention to hold these instruments to maturity. The increased volatility has been introduced as a result of adopting IAS 39 'Financial Instruments: Recognition and Measurement' as at 1 January 2005 (see note 15).

Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005

5. Profit before tax
-----------------------------------                           --------  --------

                                                                2005      2004
all figures in GBP millions
-----------------------------------                           --------  --------

Profit before tax                                                466       325
Add back: amortisation of acquired intangibles (see note 2)       11         5
Add back: other gains and losses (see note 2)                    (40)       (9)
Add back: other net finance costs of associates (see note 2)       2         -
Add back: other finance income (see note 4)                      (14)        -
-----------------------------------                           --------  --------
Adjusted profit before tax - continuing operations               425       321
Adjusted profit before tax - discontinued operations              (3)       29
-----------------------------------                           --------  --------
Total adjusted profit before tax                                 422       350



6. Taxation
-----------------------------------                   ------  --------  --------

                                                                2005      2004
all figures in GBP millions
-----------------------------------                   ------  --------  --------

Income tax charge                                               (124)      (63)
Add back: tax benefit on amortisation of acquired
intangibles                                                       (4)       (2)
Add back: tax benefit on other gains and losses                   (4)      (36)
Add back: tax charge on other finance income                       3         -
---------------------------------------                       --------  --------
Adjusted income tax charge - continuing operations              (129)     (101)
Adjusted income tax charge - discontinued operations               1        (7)
-----------------------------------                   ------  --------  --------
Total adjusted income tax charge                                (128)     (108)

Tax rate reflected in adjusted earnings                         30.3%     30.9%

Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005


7. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable if applicable to account for any tax consequences that might arise from conversion of those shares.

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


-----------------------------------                     ------ -------- --------

                                                                 2005     2004
all figures in GBP millions
-----------------------------------                     ------ -------- --------

Earnings                                                          624      262
Adjustments to exclude profit for the year from discontinued
operations:
Profit for the year from discontinued operations                 (302)     (22)
Minority interest share of above items                              -        5
-----------------------------------                     ------ -------- --------
Earnings - continuing operations                                  322      245

Earnings                                                          624      262
Adjustments:
Amortisation of acquired intangibles                               11        5
Other gains and losses                                            (40)      (9)
Other net finance costs of associates                               2        -
Other finance income                                              (14)       -
Profit on sale of discontinued operations (see note 8)           (306)       -
Taxation on above items                                            (3)     (38)
Minority interest share of above items                             (2)      (1)
-----------------------------------                     ------ -------- --------
Adjusted earnings                                                 272      219
Amortisation of acquired intangibles (net of taxation
and minority interest)                                             (5)      (2)
-----------------------------------                     ------ -------- --------

Adjusted earnings including effect of amortisation of
acquired intangibles                                              267      217

Weighted average number of shares (millions)                    797.9    795.6
Effect of dilutive share options                                  1.1      1.1
Weighted average number of shares (millions) for diluted
earnings                                                        799.0    796.7

Earnings per share from continuing and discontinued operations
Basic                                                            78.2p    32.9p
Diluted                                                          78.1p    32.9p

Earnings per share from continuing operations
Basic                                                            40.4p    30.8p
Diluted                                                          40.3p    30.8p

Adjusted earnings per share                                      34.1p    27.5p
Adjusted earnings per share including effect of
amortisation of acquired intangibles                             33.5p    27.3p


Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005


8. Discontinued operations

In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Communicacion S.A. to Retos Cartera, a consortium of investors, for net cash proceeds of GBP372m. The transaction became unconditional on approval from the Spanish regulatory authorities in February 2005. The results of Recoletos have been consolidated for the period to 28 February 2005 and are included in profit from discontinued operations shown in the table below. The related assets and liabilities have been classified as held for sale in the comparative period.

-----------------------------------                         --------    --------

                                                              2005        2004
all figures in GBP millions
-----------------------------------                         --------    --------

Sales                                                           27         190

Operating (loss) / profit                                       (3)         26
Net finance income                                               -           3
-----------------------------------                         --------    --------
Profit before tax                                               (3)         29
Attributable tax benefit / (expense)                             1          (7)
Profit on disposal of discontinued operations                  306           -
Attributable tax expense                                        (2)          -
-----------------------------------                         --------    --------
Profit for the year from discontinued operations               302          22


9.  Dividends
-----------------------------------                           --------  --------

                                                                2005      2004
all figures in GBP millions
-----------------------------------                           --------  --------

Amounts recognised as distributions to equity holders
in the period                                                    205       195


The directors are proposing a final dividend of 17.0p per equity share, payable on 5 May 2006 to shareholders on the register at the close of business on 7 April 2006. This dividend has not been included as a liability as at 31 December 2005.


10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:


-----------------------------------                       --------      --------

                                                            2005          2004

-----------------------------------                       --------      --------

Average rate for profits                                    1.81          1.83
Period end rate                                             1.72          1.92

Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005


11.  Intangibles
-----------------------------------                       --------      --------

                                                            2005          2004
all figures in GBP millions
-----------------------------------                       --------      --------

Goodwill                                                   3,654         3,160
Other intangibles                                            200           118
-----------------------------------                       --------      --------
Total intangibles                                          3,854         3,278


12.  Net debt
-----------------------------------                       --------      --------

                                                            2005          2004
all figures in GBP millions
-----------------------------------                       --------      --------

Non current assets
Derivative financial instruments                              79             -
Current assets
Derivative financial instruments                               4             -
Cash and cash equivalents                                    902           461
Non current liabilities
Borrowings                                                (1,703)       (1,714)
Derivative financial instruments                             (22)            -
Current liabilities
Borrowings                                                  (256)         (109)
-----------------------------------                       --------      --------
Net debt - continuing operations                            (996)       (1,362)
Net cash classified as held for sale                           -           141
-----------------------------------                       --------      --------
Total net debt                                              (996)       (1,221)



Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005


13.  Reconciliation of movements in equity
-----------------------------------                     ------ -------- --------

                                                                 2005     2004
all figures in GBP millions
-----------------------------------                     ------ -------- --------

Attributable to equity holders of the Company
Total recognised income and expense for the year                  989        7
Share-based payment charge                                         23       25
Shares issued                                                       4        4
Cumulative translation adjustment disposed                        (14)       -
Treasury shares purchased                                         (21)     (10)
Dividends to equity holders of the Company                       (205)    (195)
---------------------------------------                        -------- --------
Net movement for the year                                         776     (169)
Attributable to equity holders of the Company at the
beginning of the year                                            2,800    2,969
Transition adjustment on adoption of IAS 39 (see note 15)         (12)       -
---------------------------------------                        -------- --------
Attributable to equity holders of the Company at the
end of the year                                                  3,564    2,800

Minority interests                                                169      214
---------------------------------------                        -------- --------
Total equity                                                    3,733    3,014



Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005


14. Cash flows
-----------------------------------                     ------ -------- --------

                                                                 2005     2004
all figures in GBP millions
-----------------------------------                     ------ -------- --------

Reconciliation of profit for the year to net cash generated from operations
Profit for the year                                               644      284
Income tax                                                        125       70
Depreciation and amortisation charges                             301      277
Loss on sale of property, plant and equipment                       -        4
Profit on sale of investments                                       -      (16)
Net finance costs                                                  70       76
Profit on sale of subsidiaries and associates                    (346)       3
Share of results of joint ventures and associates                 (14)     (10)
Net foreign exchange gains from transactions                       39      (15)
Share-based payments                                               23       25
Inventories                                                       (17)     (12)
Trade and other receivables                                        (4)     (18)
Trade and other payables                                           71       61
Provisions                                                        (17)     (24)
-----------------------------------                     ------ -------- --------
Net cash generated from operations                                875      705
Dividends from joint ventures and associates                       14       12
Net purchase of PPE including finance lease principal
payments                                                          (75)     (98)
Purchase of intangibles                                           (24)     (24)
Investment in pre-publication                                    (222)    (181)
Add back: Cash spent against integration and fair value
provisions                                                          2        4
-----------------------------------                     ------ -------- --------
Pearson operating cash flow                                       570      418
Operating tax paid                                                (65)     (55)
Operating finance charges paid                                    (65)     (85)
-----------------------------------                     ------ -------- --------
Operating free cash flow                                          440      278
Non operating tax received                                          -       10
Non operating finance charges paid                                 (7)       -
Integration and fair value spend                                   (2)      (4)
-----------------------------------                     ------ -------- --------
Total free cash flow                                              431      284
Dividends paid (including minorities)                            (222)    (197)
-----------------------------------                     ------ -------- --------
Net movement of funds from operations                             209       87



Included in net cash generated from operations is an amount of GBP(6)m (2004:
GBP24m) relating to discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Tax payments and receipts that can be clearly identified with disposals, integration and exchange differences taken to reserves are allocated as non operating tax payments and receipts.

Notes to the condensed consolidated financial statements continued for the year ended 31 December 2005


15.  Explanation of transition to IFRS

Reconciliations, including explanations, from UK GAAP to IFRS of the condensed consolidated balance sheet as at 1 January 2003 (the date of transition to IFRS), 31 December 2003 and 31 December 2004 (the date of the last UK GAAP financial statements) together with the reconciliations of the condensed consolidated income statement, the condensed consolidated cash flow statement and the condensed consolidated statement of recognised income and expense for the years to 31 December 2003 and 31 December 2004 have been published on the Company's website at www.pearson.com.

IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the year ended 31 December 2004 because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. The accounting policy in respect of financial instruments, as applied from 1 January 2005, is as follows:

Derivatives are initially recognised at fair value on the date a derivative is entered into and are subsequently re-measured at their fair value. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of net investments in foreign operations (net investment hedges). All income statement movements have been disclosed within net finance costs.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains or losses relating to the ineffective portion are recognised immediately in the income statement. Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair values is recognised in the income statement immediately.

The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is as follows:
------------------------------         ---------          --------      --------

                                     31 December        Transition     1 January
All figures in GBP millions                 2004        Adjustment          2005
------------------------------         ---------          --------      --------

Non-current assets
Derivative financial instruments             -              145            145
Deferred income tax assets                 359                5            364
------------------------------         ---------         --------       --------

Current assets
Derivative financial instruments             -                1              1
------------------------------         ---------         --------       --------

Non-current liabilities
Borrowings                              (1,714)            (134)        (1,848)
Derivative financial instruments             -              (40)           (40)
------------------------------         ---------         --------       --------

Current liabilities
Trade and other payables                  (868)              14           (854)
Borrowings                                (109)               -           (109)
Derivative financial instruments             -               (3)            (3)
------------------------------         ---------         --------       --------

Reserves                                  (126)              12           (114)



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 February 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary